Filed Pursuant to Rule 433

Registration Statement No. 333-191849

March 12, 2014

FINAL TERM SHEET

Issuer:	Husky Energy Inc.

Anticipated Ratings:	Moody’s: Baa2; S&P: BBB+; DBRS: AL

Principal Amount:	US$750,000,000

Coupon:	4.000%

Interest Payment Dates:	Semi-annually on April 15 and October 15, commencing October 15, 2014

Maturity Date:	April 15, 2024

Benchmark Treasury:	2.75% due February 15, 2024

U.S. Treasury Yield:	2.725%

Spread to Treasury Benchmark:	+ 130 bps

Re-offer Yield:	4.025%

Initial Price to Public:	Per Note: 99.791%

Optional Redemption:

At any time prior to January 15, 2024 (the date that is three months prior to the maturity date of the notes) for an amount equal to the principal amount of the notes redeemed plus a make-whole premium of U.S. Treasury plus 20 bps and accrued but unpaid interest to the redemption date.

At any time on or after January 15, 2024 (the date that is three months prior to the maturity date of the notes) for an amount equal to the principal amount of the notes redeemed plus accrued but unpaid interest to the redemption date.

The notes may also be redeemed in whole, but not in part, at the redemption price described in the prospectus at any time in the event certain changes affecting Canadian withholding taxes occur.

Settlement Date:	March 17, 2014 (T+3)

CUSIP:	448055AK9

ISIN:	US448055AK92

Denominations:	U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

Joint Book-Running Managers:	J.P. Morgan Securities LLC HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC

Co-Managers:

CIBC World Markets Corp.

RBC Capital Markets, LLC

Barclays Capital Inc.

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

Goldman, Sachs & Co.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

SMBC Nikko Securities America, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.